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             UNITED STATES SECURITIES AND EXCHANGE COMMISSION
                          Washington, D.C. 20549

                               FORM 12b-25
                                                             SEC FILE NUMBER
                       NOTIFICATION OF LATE FILING             33-16417-LA


                               FORM 10-QSB                    CUSIP NUMBER
                                                                 665101
                 For Period Ended: September 30, 1999


[Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.]


PART I - REGISTRANT INFORMATION

                            U.S. TRUCKING, INC.
                    --------------------------------------
                          Full Name of Registrant

                              Not Applicable
                         -------------------------
                         Former Name if Applicable


                   3125 Ashley Phosphate Road, Suite 128
         ---------------------------------------------------------
         Address of Principal Executive Office (Street and Number)


                         North Charleston, SC  29418
                         ---------------------------
                          City, State and Zip Code

PART II - RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the Registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

     (a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

     (b) The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, 11-K, Form N-SAR, or portion thereof, will be filed on or before the fifteenth calendar day following the
[X] prescribed due date; or the subject quarterly report of transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

     (c) The accountant's statement or other exhibit required by Rule 12b-25 has been attached if applicable.

PART III - NARRATIVE

State below in reasonable detail the reasons why the Form 10-K, 11-K, 10-Q, N-SAR, or the transition report or portion thereof, could not be filed within the prescribed time period.


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Due to several recent transactions the Company was unable to complete its financial statement information in time to timely file the Form 10-QSB without unreasonable effort or expense.

PART IV - OTHER INFORMATION

(1) Name and telephone number of person to contact in regard to this notification.

               Jon D. Sawyer                 303/893-2300
              ---------------         -----------------------------
                  (Name)              (Area Code)(Telephone Number)

(2)  Have all other periodic reports required under Section
     13 or 15(d) of the Securities Exchange Act of 1934 or
     Section 30 of the Investment Company Act of 1940 during the preceding 12 months (or for such shorter) period that the Registrant was required to file such reports) been filed? If answer is no, identify report(s). [X]Yes [ ]No

(3)  Is it anticipated that any significant change in results of operations from the corresponding period for the last
     fiscal year will be reflected by the earnings statements
     to be included in the subject report or portion thereof?   [X]Yes  [ ]No

NARRATIVE AND QUALITATIVE EXPLANATION OF THE ANTICIPATED CHANGE:

The Company expects to report revenues of $29,828,018 for the nine months ended September 30, 1999, compared to $15,827,179 for the comparable period of the prior year, and the net income for the nine months ended September 30, 1999, is expected to be $683,726 as compared to net income of $209,960 for the prior year period.

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                               U.S. TRUCKING, INC.
                 -------------------------------------------
                 (Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

                                     U.S. TRUCKING, INC.


                                     By:/s/ Dan Pixler
                                        Dan Pixler, President

Date: November 16, 1999

[ATTENTION: Intentional misstatements of omissions of fact constitute Federal Criminal Violations (See 18 U.S.C. 1001).]